K R A M E R   L E V I N   N A F T A L I S   &   F R A N K E L   L L P

May 27, 2008

VIA FEDERAL EXPRESS

Ms. Donna Levy
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

American Lorain Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed May 15, 2008
File No. 333-145260

Dear Ms. Levy:

On behalf of American Lorain Corporation, a Delaware corporation (the "Company"), we hereby submit this redline version of Amendment No. 3 to the Company’s Registration Statement on Form S-1, reflecting revisions made to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed on February 20, 2008, as requested by the Staff.

If you have any questions, please do not hesitate to contact me at (212) 715-9341.

Very truly yours,

/s/ Ari Edelman
Ari Edelman

cc:

Peter G. Smith, Esq.
Bill Huo, Esq.

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